Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-240081

Prospectus Supplement No. 2
(To Prospectus Dated August 7, 2020)

METEN EDTECHX EDUCATION GROUP LTD.

This prospectus supplement, dated December 7, 2020 (the “Supplement”), filed by Meten EdtechX Education Group Ltd., a Cayman Island exempt company (the “Company” or “we,” “us” or “our”), supplements certain information contained in the Company’s prospectus dated August 7, 2020 (the “Prospectus”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-240081). This Supplement amends and supplements the Prospectus and is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all other amendments and supplements thereto.

The Prospectus relates to, among other things, the issuance by us of (i) up to 6,325,000 ordinary shares, US$0.0001 par value, of the Company (the “Ordinary Shares”) underlying outstanding warrants issued in connection with the Company’s business combination (the “Business Combination”) that was completed in March 2020 and (ii) up to 5,780,000 Ordinary Shares underlying warrants issued in private placements in connection with the Business Combination and currently held by the Selling Securityholders as set forth in the Prospectus under the heading “Selling Securityholders,” in the latter case solely to the extent the Selling Securityholders publicly transfer such warrants prior to their exercise. In this Supplement, we sometimes refer to such warrants, collectively, as the “Warrants.”

The Warrants have an exercise price of $11.50 per share. However, we are offering holders of the Warrants the opportunity to exercise such Warrants at a temporarily reduced price of $1.40 per share pursuant to the terms and subject to the conditions of an Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 7, 2020, which is included as Exhibit (a)(1)(B) to our Schedule TO filed with the Securities and Exchange Commission on or about the date hereof (the “Offer to Exercise”). Pursuant to the Offer to Exercise, the opportunity to temporarily exercise the warrants at the reduced exercise price will initially be available until 11:59 p.m. Eastern Time on January 5, 2021, subject to extension in our discretion as described in the Offer to Exercise. There is a sixty-five percent (65%) minimum participation requirement with respect to the Offer to Exercise (the “Participation Requirement”).

After the expiration of the Offer to Exercise, if the Participation Requirement is met, the exercise price of all outstanding Warrants will temporarily be reduced to $2.50 per share, and be subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire ordinary shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Second Reduction Period”). This reduced price and “full-ratchet” anti-dilution protection will apply to all outstanding Warrants during the Second Reduction Period. The Second Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) the 61st day following the Expiration Date. Upon any termination of the Second Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide (meaning raising at least $10 million) equity financing by the Company at a per share price above $2.50 during the Second Reduction Period. If the Participation Requirement is not met, the exercise price of the outstanding Warrants will remain at $11.50 and will not be subject to the “full-ratchet” anti-dilution protection (unless the Participation Requirement condition is waived by the Company).

Accordingly, all references in the Prospectus indicating that the exercise price of the Warrants is $11.50 per share are hereby temporarily deleted and replaced with an exercise price of $1.40 per share through the expiration of the Offer to Exercise.

An investment in our securities involves risks. See “Risk Factors” beginning on page 11 of the Prospectus for a discussion of the factors you should consider before you make your decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 7, 2020.